TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
November 17, 2003

News Release

Mr. Harvey Keats, President of Terra Nova Gold Corp. (the "Company") is pleased to announce the results of the Company’s Fall 2003 Program on the Cape Ray Gold Project located in southwest Newfoundland. The Fall 2003 Program consisted of 1,933 metres of diamond drilling in 24 holes. Sixteen holes were drilled in the Big Pond deposit, two holes were drilled in the 04 deposit, two holes were drilled in the Isle aux Morts deposit and four holes targeted IP geophysical anomalies in the Isle aux Morts area.

The results of the program are discussed below and complete assays and hole descriptions are provided in the attached table.

Big Pond

Drilling by previous owners on the Big Pond deposit identified two poorly defined parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four previous holes in the ‘A’ shoot averaged 12.8 g/t over 2.3 metres. Three previous holes in the ‘B’ shoot averaged 14.7 g/t over 1.3 metres. The Big Pond shoots were intersected with widely spaced holes from 25 metres to 120 metres below surface. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot. Drilling by previous owners on the Big Pond deposit is summarized in the attached table.

The Fall 2003 Program was designed to better define the known mineralized shoots and identify their down plunge extension.

‘A’ Shoot

Ten holes drilled into the ‘A’ shoot intersected gold mineralization. One hole targeting the ‘A’ shoot was abandoned due to mechanical problems, and one hole encountered no significant gold mineralization. Highlights include 6.99 g/t Au over 3.15 metres in BP-03-01, 10.51 g/t Au over 1.31 metres in BP-03-04 and 6.24 g/t Au over 3.04 metres in BP-03-15.

Drilling has indicated that the ‘A’ shoot is much more complex than previously anticipated. The vein ranges from 0.61 meters thick to 5.30 meters thick, and consists of both competent cohesive quartz and quartz breccia with 10 to 20% wall rock fragments. Gold mineralization is highly dependant upon sulphide content, and thick intersections of vein material are not indicative of high grade gold. Pyrite content ranges from trace to 75% sulphide. The vein also appears to have a much steeper plunge than previously thought and remains open down dip and down plunge of BP-03-15 and BP-89-14.

Further work on the ‘A’ shoot will include drilling to follow the mineralized zone down dip and down plunge, and additional infill drilling to address grade continuity.

‘B’ Shoot

The mineralized vein was intersected in three of the four holes drilled into the ‘B’ shoot, however results were insignificant. Management is currently assessing its interpretation of the ‘B’ shoot in light of the previous high grade intercepts in the ‘B’ shoot.

Isle aux Morts

Gold mineralization at Isle aux Morts occurs in metal rich quartz veins, as well as in pyritic sediments. The Company carried out a limited drill program at Isle aux Morts in the fall of 2002. Most of the mineralization encountered is within 40 metres of surface, and is easily accessible by open pit mining methods. During the Fall 2002 program five holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

In August 2003 an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit were identified.

In the Fall 2003 Program, 4 holes tested IP geophysical anomalies to the north of the known Isle aux Morts deposit, none of the holes encountered significant gold mineralization.

Two holes, IMR-03-11 and IMR-03-12, both drilled to test the down dip extension of the known Isle aux Morts deposit encountered significant gold mineralization. IMR-03-11 encountered 6.1 metres of 9.99 g/t Au, including 3 metres of 16.60 g/t Au. IMR-03-12 encountered 16.6 metres of 3.33 g/t Au, including 4.6 metres of 5.23 g/t Au.

04 Deposit

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 deposit. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 deposit could be classified as indicated resources, however, in keeping with NP43-101 guidelines, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 deposit at this time.

The 04 deposit was the site of the Company’s Spring 2003 drill program, where five of six holes encountered significant gold mineralization (see News Releases of June 17 and 23). Down-dip drilling in the Spring 2003 program confirmed that the 04 deposit remains open at depth.

Two holes were drilled in the 04 deposit in the Fall 2003 program. CR-03-08 was successful in tracing a known mineralized zone to surface and intersected 1.52 metres of 30.1 g/t Au. CR-03-09, designed to better define the limits of the mineralization in a known vein, encountered no significant gold mineralization but is believed to have intersected a late fault.

Fugro Airborne Magnetic Survey

In conjunction with Cornestone Capital Resources Inc., an adjoining landowner, the entire Cape Ray Gold Project was flown in September 2003 with a high resolution gradient aeromagnetic survey on a 100 metre line spacing. The survey, the results of which are pending, has the potential to identify new areas for detailed follow-up and to identify possible extensions to the known deposits.

The Company is pleased to acknowledge support from the Government of Newfoundland & Labrador in the form of two grants totalling $121,079 under its Junior Company Exploration Assistance Program. The grants will partially reimburse expenditures on the Big Pond, Isle aux Morts and 04 deposit drill programs.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.
"Harvey Keats"
President
TERRA NOVA GOLD CORP.
1360 – 605 Robson Street, Vancouver, BC, V6B 5J3
Tel: (604) 684-6535 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

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